Exhibit 99.55

MOGO FINANCE TECHNOLOGY INC.

Terms and Conditions of Public Offering of Shares

December 8, 2017

A preliminary short form prospectus containing important information relating to the securities described in this document has not yet been filed with the securities regulatory authorities in each of the provinces of Canada, except Québec. A copy of the preliminary short form prospectus is required to be delivered to any investor that received this document and expressed an interest in acquiring the securities. Copies of the preliminary short form prospectus may be obtained from Susan Samila-Moroz (office: 416-943-6405; email: ssmoroz@cormark.com) or Melisa Ohotski (office: 416-943-6414; email:mohotski@cormark.com).

There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final short form prospectus has been issued.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the preliminary short form prospectus, final short form prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Offering:	Treasury Offering of 3,750,000 common shares (the “Shares”) of Mogo Finance Technology Inc. (the “Company”).

Offering Price:	$7.00 per Share.

Size of Offering:	$26,250,000 ($30,187,500 including the Over-Allotment Option (as defined below).

Over-Allotment Option:	The Underwriters will have the option (“Over-Allotment Option”) to purchase up to an additional 562,500 Shares from treasury at the Offering Price and subject to the Commission (as defined below) exercisable at any time up to 30 days following Closing (as defined below), solely for market stabilization purposes and to cover over-allotments, if any.

Closing:	December 28, 2017 or such other date as the Co-Lead Underwriters and the Company may agree.

Commission:	Cash commission equal to 6% of the gross proceeds of the Offering.

Eligibility:	The Shares will be eligible for Canadian RRSPs, RRIFs, DPSPs, RESPs and TFSAs.

Listing:	The Company will make an application to list the Shares on the Toronto Stock Exchange and conditional approval of such listing at the time of Closing will be a condition of Closing.

Co-Lead Underwriters:	Cormark Securities Inc. and Canaccord Genuity Corp.
(1) Joint bookrunners and co-lead underwriters
(2) 5% step-up fee

Use of Proceeds:	The net proceeds of the Offering will be used for the development of the Company’s next generation digital platform and new product launches, and including working capital and other general corporate purposes.

Underwriting Basis:	“Bought deal”; conventional bought deal termination provisions to be included in a definitive underwriting agreement.

Offering Basis:	The Shares will be offered by way of a short form prospectus to be filed in (i) each of the provinces of Canada, except Québec, pursuant to National Instrument 44-101 – Short Form Prospectus Distributions; (ii) the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended; and (iii) in jurisdictions outside of Canada and the United States, as agreed to between the Company and the Co-Lead Underwriters, in each case in accordance with all applicable laws provided that no prospectus, registration statement or similar document is required to be filed in such jurisdiction and the Company will not be subject to any continuous disclosure requirements in such jurisdiction.